FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 11/3/2010

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor

L-1855 Luxembourg

(352) 4661-11-3815

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing third quarter 2010 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio Name: Pablo Brizzio Title: Chief Financial Officer	By: /s/ Daniel Novegil Name: Daniel Novegil Title: Chief Executive Officer

Dated: November 3, 2010

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces Third Quarter and First Nine Months of 2010 Results

Luxembourg, November 3, 2010 – Ternium S.A. (NYSE: TX) today announced its results for the third quarter and nine-month period ended September 30, 2010.

The financial and operational information contained in this press release is based on Ternium S.A.’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars and metric tons.

Third Quarter 2010 Highlights

	3Q 2010	2Q 2010		3Q 2009

Shipments (tons)	2,009,000	2,031,000	-1%	1,683,000	19%
Net Sales (US$ million)	1,877.2	1,926.6	-3%	1,278.8	47%
Operating Income (US$ million)	267.6	359.2	-26%	158.9	68%
EBITDA (US$ million)	362.3	453.2	-20%	254.3	42%
EBITDA Margin (% of net sales)	19.3%	23.5%		19.9%
EBITDA per Ton, Flat & Long Steel (US$)	172	213	-19%	148	16%
Net Foreign Exchange Result (US$ million)	32.0	(32.8)		(47.6)
Net Income (US$ million)	200.8	230.7	-13%	104.7	92%
Equity Holders' Net Income (US$ million)	151.7	187.6	-19%	88.5	71%
Earnings per ADS (US$)	0.76	0.94	-19%	0.44	71%

  EBITDA1 of US$362.3 million in the third quarter 2010, down 20% compared to the second quarter 2010, as a result of higher cost per ton and a slight decrease in shipments and revenue per ton.
  Earnings per American Depositary Share (ADS)2 of US$0.76 in the third quarter 2010 compared to US$0.94 in the second quarter 2010.  The third quarter 2010 result includes a US$0.06 after-tax non-cash foreign exchange gain per ADS on Ternium’s Mexican subsidiary’s US dollar denominated net debt, compared to a US$0.10 after-tax non-cash foreign exchange loss per ADS on Ternium’s Mexican subsidiary’s US dollar denominated net debt in the second quarter 2010.
  Collection of US$204.0 million in August 2010 in connection with the transfer of the Sidor shares to Venezuela.  The last payment of US$257.4 million is due during the current month.
  Net cash position of US$0.6 billion at the end of the third quarter 2010.

1EBITDA in the third quarter 2010 equals operating income of US$267.6 million plus depreciation and amortization of US$94.7 million.

2Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding of 2,004,743,442.

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Ternium’s operating income in the third quarter 2010 was US$267.6 million, a decrease of 26% from US$359.2 million in the second quarter 2010, mainly due to higher cost per ton and slightly lower shipments and revenue per ton.  Cost per ton increased mainly as a result of higher cost for purchased slabs and scrap.  Shipments decreased 21,000 tons in the third quarter 2010 compared to the second quarter 2010, mainly due to a 71,000 ton decrease in shipments in the North America Region, partially offset by increases in the South & Central America and Europe & Other regions.  Revenue per ton decreased US$10 in the third quarter 2010 compared to the second quarter 2010, mainly as a result of lower revenue per ton in the North America Region partially offset by higher revenue per ton in the South & Central America Region.

Operating income in the third quarter 2010 increased US$108.7 million when compared to the third quarter 2009, mainly due to higher shipments and revenue per ton, partially offset by higher cost per ton.  Shipments and revenue per ton in the third quarter 2009 were negatively affected by the global economic downturn that began in the second half of 2008.

Ternium’s net income in the third quarter 2010 was US$200.8 million, a decrease of US$29.8 million compared to the second quarter 2010 mainly due to a US$91.6 million decrease in operating income partially offset by a US$64.9 million increase in non-cash net foreign exchange results mainly related to Ternium’s Mexican subsidiary’s US dollar denominated net debt (which was offset by changes in Ternium’s net equity position).

Net income in the third quarter 2010 increased US$96.2 million when compared to the third quarter 2009.  The year-over-year change in net income was mainly driven by the above mentioned US$108.7 million increase in operating income and a US$79.7 million increase in non-cash foreign exchange results mainly related to Ternium’s Mexican subsidiary’s US dollar denominated net debt (which was offset by changes in Ternium’s net equity position), partially offset by a US$72.3 million increase in income tax expense.

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First Nine Months of 2010 Highlights

	9M 2010	9M 2009

Shipments (tons)	5,948,000	4,706,000	26%
Net Sales (US$ million)	5,454.5	3,593.8	52%
Operating Income (US$ million)	920.3	80.3	1,046%
EBITDA (US$ million)	1,200.3	392.6	206%
EBITDA Margin (% of net sales)	22.0%	10.9%
EBITDA per Ton, Flat & Long Steel (US$)	192	77	149%
Net Foreign Exchange Result (US$ million)	100.2	10.9
Discontinued Operations Result (US$ million)	-	428.0
Net Income (US$ million)	676.6	572.3	18%
Equity Holders' Net Income (US$ million)	544.6	558.1	-2%
Earnings per ADS (US$)	2.72	2.78	-2%

  EBITDA3 of US$1.2 billion in the first nine months of 2010, an increase of US$807.7 million compared to the first nine months of 2009, mainly due to higher shipments and revenue per ton, partially offset by a higher cost per ton.
  Earnings per ADS of US$2.72 in the first nine months of 2010, compared to US$2.78 in the first nine months of 2009.  The first nine months of 2009 included a US$2.05 after-tax discontinued operations gain as a result of the transfer of the Sidor shares to Venezuela.  The first nine months of 2010 result includes a US$0.28 after-tax non-cash foreign exchange gain per ADS on Ternium’s Mexican subsidiary’s US dollar denominated net debt, compared to a US$0.02 after-tax non-cash foreign exchange gain per ADS on Ternium’s Mexican subsidiary’s US dollar denominated net debt in first nine months of 2009.
  Collection of US$767.4 million during the first nine months of 2010 in connection with the transfer of the Sidor shares to Venezuela.

Ternium’s operating income in the first nine months of 2010 was US$920.3 million, compared to  US$80.3 million in the first nine months of 2009.  The increase was mainly due to an additional 1.2 million tons in shipments and US$148 in revenue per ton, partially offset by a slightly higher operating cost per ton.  Shipments and revenue per ton in the first nine months of 2009 were significantly impacted by the global economic downturn during the period.

Net income was US$676.6 million in the first nine months of 2010, US$104.3 million higher  than net income in the first nine months of 2009.  There were no discontinued operations results in the first nine months of 2010, whereas there was a US$428.0 million discontinued operations gain in the first nine months of 2009 related to the transfer of the Sidor shares to Venezuela.  The year-over-year change in net income was also driven by the above mentioned US$839.9 million increase in operating income and a US$89.3 million increase in non-cash net foreign exchange results mainly related to Ternium’s Mexican subsidiary’s US dollar denominated net debt (which was offset by changes in Ternium’s net equity position) partially offset by a US$377.2 million change in income tax results.

3EBITDA in the first nine months 2010 equals operating income of US$920.3 million plus depreciation and amortization of US$280.0 million.

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Outlook

Ternium anticipates that steel demand in Latin America, driven by solid economic growth, will continue to recover.  However, as a result of normal seasonal patterns, the company’s shipments in the coming quarters are expected to remain relatively stable compared to shipment levels in the third quarter 2010.

The company anticipates a decrease in operating margin in the fourth quarter 2010 compared to the third quarter 2010 as a result of lower prices and higher cost per ton.  The increased raw material and purchased slabs prices during the second and third quarter 2010 are expected to continue being gradually reflected in Ternium’s cost of sales during the fourth quarter 2010.

Analysis of Third Quarter 2010 Results

Net income attributable to Ternium’s equity holders in the third quarter 2010 was US$151.7 million, compared to US$88.5 million in the third quarter 2009.  Including minority interest, net income for the third quarter 2010 was US$200.8 million, compared to US$104.7 million in the third quarter 2009.  Earnings per ADS in the third quarter 2010 were US$0.76, compared to US$0.44 in the third quarter 2009.

Net sales in the third quarter 2010 were US$1.9 billion, 47% higher than net sales in the third quarter 2009.  Shipments of flat and long products were 2.0 million tons during the third quarter 2010, an increase of 19% compared to shipments in the third quarter 2009, mainly due to an increase in demand in the South & Central America Region.  Revenue per ton shipped was US$914 in the third quarter 2010, an increase of 22% compared to the same quarter in 2009, mainly as a result of higher prices in all of Ternium’s regions.

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	Net Sales (million US$)			Shipments (thousand tons)			Revenue / ton (US$/ton)
	3Q 2010	3Q 2009	Dif.	3Q 2010	3Q 2009	Dif.	3Q 2010	3Q 2009	Dif.
South & Central America (1)	775.9	443.3	75%	748.2	513.8	46%	1,037	863	20%
North America	841.0	652.1	29%	909.2	872.8	4%	925	747	24%
Europe & other	2.7	15.6		4.9	25.3		539	616
Total flat products	1,619.5	1,111.0	46%	1,662.3	1,411.9	18%	974	787	24%
South & Central America (1)	46.5	12.6	269%	72.7	26.3	176%	639	478	34%
North America	153.6	134.0	15%	247.6	244.6	1%	620	548	13%
Europe & other	16.9	-		26.6	-		635	-
Total long products	217.0	146.6	48%	347.0	271.0	28%	625	541	16%
Total flat and long products	1,836.5	1,257.6	46%	2,009.3	1,682.8	19%	914	747	22%
Other products (2)	40.7	21.2	92%
Total Net Sales	1,877.2	1,278.8	47%
(1) Includes in the third quarter 2010 15,000 tons of flat products and 20,000 tons of long products related to the consolidation of Ferrasa.
(2) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat products during the third quarter 2010 were US$1.6 billion, an increase of 46% compared with the same quarter in 2009.  Net sales increased as a result of higher shipments and revenue per ton.  Shipments of flat products were 1.7 million tons in the third quarter 2010, an increase of 18% compared with the same period in 2009, mainly due to an increase in demand in the South & Central America Region.  Revenue per ton shipped increased 24% to US$974 in the third quarter 2010 compared with the same period in 2009, mainly due to higher prices in Ternium’s main steel markets.

Sales of long products were US$217.0 million in the third quarter 2010, an increase of 48% compared to the same period in 2009 mainly due to higher shipments and revenue per ton.  Shipments of long products totaled 347,000 tons in the third quarter 2010, a 28% increase versus the same quarter in 2009 mainly due to higher billets shipments in the South & Central America Region.  Revenue per ton shipped was US$625 in the third quarter 2010, an increase of 16% compared to the second quarter 2009, mainly due to higher prices in Ternium’s main steel markets.

Sales of other products totaled US$40.7 million during the third quarter 2010, compared to US$21.2 million during the third quarter 2009.  The increase was mainly driven by higher iron ore shipments and prices.

Sales of flat and long products in the North America Region were US$994.5 million in the third quarter 2010, an increase of 27% versus the same period in 2009, mainly due to higher revenue per ton.  Shipments in the region totaled 1.2 million tons during the third quarter 2010, or 4% higher than in the same period in 2009 as a result of higher shipments in Mexico, offset by lower shipments in the U.S.  Revenue per ton shipped in the region increased 22% to US$860 in the third quarter 2010 over the same quarter in 2009, mainly due to higher prices.

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Flat and long product sales in the South & Central America Region were US$822.4 million during the third quarter 2010, an increase of 80% versus the same period in 2009.  This increase was due to higher shipments and revenue per ton.  Shipments in the region totaled 821,000 tons during the third quarter 2010, or 52% higher than in the third quarter 2009, mainly due to a recovery from the 2009 global economic downturn.  Revenue per ton shipped was US$1,002 in the third quarter 2010, an increase of 19% compared to the same quarter in 2009, mainly due to higher prices.

Cost of sales totaled US$1.4 billion in the third quarter 2010 compared to US$1.0 billion in the third quarter 2009.  Cost of sales increased mainly due to higher shipments and higher cost per ton.  Cost per ton increased as a result of higher raw material costs and higher maintenance and labor costs.

Selling, General & Administrative (SG&A) expenses in the third quarter 2010 were US$170.1 million, or 9% of net sales, compared with US$114.6 million, or 9% of net sales, in the third quarter 2009.  The US$55.5 million year-over-year increase was mainly due to higher freight expenses and taxes related to higher shipment levels and higher labor cost.

Operating income in the third quarter 2010 was US$267.6 million, or 14% of net sales, compared with an operating income of US$158.9 million, or 12% of net sales, in the third quarter 2009.

EBITDA in the third quarter 2010 was US$362.3 million, or 19% of net sales, compared with US$254.3 million, or 20% of net sales, in the third quarter 2009.

Net financial results were a US$33.5 million gain in the third quarter 2010, compared with a US$26.5 million loss in the third quarter 2009.  During the third quarter 2010, Ternium’s net interest expenses totaled US$7.7 million, a decrease of US$12.1 million compared to the third quarter 2009, mainly due to lower net indebtedness.

Net foreign exchange result was a gain of US$32.0 million in the third quarter 2010 compared to a loss of US$47.6 million in the same period in 2009.  The third quarter 2010 gain was primarily due to the impact of the Mexican Peso’s 1.23% revaluation on Ternium’s Mexican subsidiary’s US dollar denominated debt.  This result is non-cash when measured in US dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium Mexico’s US dollar denominated debt is not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements.  In accordance with IFRS, Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Peso positions when the Mexican Peso revaluates or devaluates relative to other currencies.

Interest income on the Sidor financial asset was US$11.6 million in the third quarter 2010 compared to US$38.3 million in the third quarter 2009.  These results are attributable to the Sidor financial asset in connection with the transfer of Sidor shares on May 7, 2009.

Income tax expense for the third quarter 2010 was US$100.3 million or 33% of income before income tax, discontinued operations and minority interest, compared with an income tax expense of US$28.0 million in the same period in 2009, or 21% of income before income tax, discontinued operations and minority interest.

Income attributable to minority interest for the third quarter 2010 was US$49.2 million, compared to US$16.2 million in the third quarter 2009, mainly due to a higher result attributable to minority interest in Siderar.

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Analysis of First Nine Months of 2010 Results

Net income attributable to the Company’s equity holders in the first nine months of 2010 was US$544.6 million, compared to US$558.1 million in the first nine months of 2009.  Including minority interest, net income in the first nine months of 2010 was US$676.6 million, compared to US$572.3 million in the first nine months of 2009.  Earnings per ADS were US$2.72 in the first nine months of 2010, compared to US$2.78 in the first nine months of 2009.

Net sales in the first nine months of 2010 were US$5.5 billion, 52% higher than net sales in the first nine months of 2009.  Shipments of flat and long products were 5.9 million tons during the first nine months of 2010, up 26% compared to shipments in the first nine months of 2009, mainly due to an increase in demand in Ternium’s main steel markets.  Revenue per ton shipped was US$893 in the first nine months of 2010, a 20% increase compared to the same period in 2009, mainly as a result of higher prices.

	Net Sales (million US$)			Shipments (thousand tons)			Revenue / ton (US$/ton)
	9M 2010	9M 2009	Dif.	9M 2010	9M 2009	Dif.	9M 2010	9M 2009	Dif.
South & Central America	2,087.9	1,170.2	78%	2,103.3	1,301.7	62%	993	899	10%
North America	2,605.1	1,755.5	48%	2,872.5	2,342.3	23%	907	749	21%
Europe & other	15.4	154.5		26.5	273.6		579	565
Total flat products	4,708.3	3,080.2	53%	5,002.4	3,917.5	28%	941	786	20%

South & Central America	115.8	37.4	210%	193.9	81.0	140%	597	461	29%
North America	470.0	387.4	21%	721.9	704.7	2%	651	550	18%
Europe & other	18.7	2.0		29.9	3.0		626	667
Total long products	604.5	426.8	42%	945.7	788.6	20%	639	541	18%
Total flat and long products	5,312.8	3,507.0	51%	5,948.1	4,706.2	26%	893	745	20%
Other products (1)	141.6	86.8	63%
Total Net Sales	5,454.5	3,593.8	52%
(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat products during the first nine months of 2010 totaled US$4.7 billion, a 53% increase compared to the first nine months of 2009. Net sales increased as a result of higher shipments and revenue per ton.  Shipments of flat products totaled 5.0 million tons in the first nine months of 2010, an increase of 28% compared to the same period in 2009 mainly due to an increase in demand in Ternium’s main steel markets. Revenue per ton shipped increased 20% to US$941 in the first nine months of 2010 compared with the same period in 2009, mainly due to higher steel prices in Ternium’s main steel markets.

Sales of long products were US$604.5 million in the first nine months of 2010, an increase of 42% compared to the same period in 2009, mainly due to higher volumes and prices.  Shipments of long products totaled 946,000 tons in the first nine months of 2010, a 20% increase versus the first nine

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months of 2009, mainly due to higher shipments of billets.  Revenue per ton shipped was US$639 in the first nine months of 2010, an 18% increase compared to the first nine months of 2009, mainly due to higher steel prices in Ternium’s main steel markets.

Sales of other products totaled US$141.6 million during the first nine months of 2010, compared to US$86.8 million during the first nine months of 2009.  The increase was mainly driven by higher iron ore shipments and prices.

Sales of flat and long products in the North America Region were US$3.1 billion in the first nine months of 2010, an increase of 44% versus the same period in 2009 due to higher shipments and prices.  Shipments in the region totaled 3.6 million tons during the first nine months of 2010, or 18% higher than in the same period in 2009, as a result of higher demand in Mexico.  Revenue per ton shipped in the region increased 22% to US$856 in the first nine months of 2010 over the same period in 2009, mainly due to higher prices.

Flat and long product sales in the South & Central America Region were US$2.2 billion during the first nine months of 2010, an increase of 83% versus the same period in 2009, due to higher shipments and prices.  Shipments in the region totaled 2.3 million tons during the first nine months of 2010, or 66% higher than in the first nine months of 2009, due to the higher overall steel demand in the region.  Revenue per ton shipped was US$959 in the first nine months of 2010, an increase of 10% compared to the same period in 2009, mainly due to higher prices.

Cost of sales was US$4.0 billion in the first nine months of 2010 compared to US$3.1 billion in the first nine months of 2009.  Cost of sales increased mainly as a result of higher shipments, and higher cost per ton.  Cost per ton in the first nine months of 2010 increased compared to the first nine months of 2009 mainly due to higher raw material, labor and maintenance costs.

Selling, General and Administrative (SG&A) expenses in the first nine months of 2010 were US$482.6 million, or 9% of net sales, compared with US$393.7 million, or 11% of net sales, in the first nine months of 2009.  The US$88.9 million increase in SG&A was mainly due to higher freight expenses and taxes related to higher shipment levels and labor costs, partially offset by lower personnel reduction charges.

Operating income in the first nine months of 2010 was US$920.3 million, or 17% of net sales, compared to an operating income of US$80.3 million, or 2% of net sales, in the first nine months of 2009.

EBITDA in the first nine months of 2010 was US$1.2 billion, or 22% of net sales, compared to US$392.6 million, or 11% of net sales, in the first nine months of 2009.

Net financial results were a US$111.2 million gain in the first nine months of 2010, compared with a $39.9 million gain in the first nine months of 2009.  During the first nine months of 2010, Ternium’s net interest expenses totaled US$37.0 million, compared to a net interest expense of US$69.3 million in the first nine months of 2009, mainly as a result of lower indebtedness and cost of debt.

Net foreign exchange result was a gain of US$100.2 million in the first nine months of 2010 compared to a gain of US$10.9 million in the same period in 2009.  The gain in the first nine months of 2010 was primarily due to the impact of the Mexican Peso’s 4.41% revaluation on Ternium’s Mexican subsidiary’s US dollar denominated debt.  This result is non-cash when measured in US dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium Mexico’s US dollar denominated debt is not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements.  In accordance with IFRS, Ternium

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Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Peso positions when the Mexican Peso revaluates or devaluates relative to other currencies.

Interest income on the Sidor financial asset was US$56.7 million in the first nine months of 2010, compared to US$95.4 million in the first nine months of 2009.  These results are attributable to the Sidor financial asset in connection with the transfer of Sidor shares on May 7, 2009.

Income tax expense for the first nine months of 2010 was US$354.0 million or 34% of income before income tax and minority interest, compared with an income tax benefit of US$23.2 million in the first nine months of 2009.  The first nine months of 2009 result included a non-recurring gain of US$35.4 million due to a favorable resolution on a tax-related dispute in Mexico.

There were no results of discontinued operations in the first nine months of 2010, while the first nine months of 2009 included a US$428.0 million gain in connection with the transfer of Sidor shares on May 7, 2009.

Income attributable to minority interest in the first nine months of 2010 was US$132.1 million, compared to income attributable to minority interest of US$14.2 million in the first nine months of 2009, mainly due to a higher result attributable to minority interest in Siderar and Ternium Mexico.

Cash Flow and Liquidity

Net cash provided by operating activities in the first nine months of 2010 was US$581.4 million, compared to US$1.1 billion in the first nine months of 2009.  While operating results were US$840.0 million higher in the first nine months of 2010 compared to the first nine months of 2009, there was a US$485.0 million increase in working capital in the first nine months of 2010 compared with a US$847.4 million decrease in working capital during the first nine months of 2009.  The increase in working capital in the first nine months of 2010 included an increase of US$576.7 million in inventory, reflecting higher inventory volume as a result of higher operating rates, and higher costs of finished goods, goods in process and raw materials.  The decrease in working capital in the first nine months of 2009 included a US$660.5 million inventory reduction, reflecting a decrease in inventory volume as Ternium implemented a de-stocking process in response to lower demand for steel products, and lower costs of finished goods, goods in process and raw materials.

Capital expenditures in the first nine months of 2010 were US$220.0 million, compared to US$145.8 million in the first nine months of 2009.  During the first nine months of 2010 Ternium carried out, among other projects, the relining of a blast furnace, the expansion of the hot strip mill and enhancements in the coking facilities in Argentina, and the upgrading of a cold strip mill and the development of Ternium’s mining activities in Mexico.

In the first nine months of 2010, Ternium generated free cash flow4 of US$361.4 million, compared to free cash flow of US$943.4 million in the first nine months of 2009.  In addition, proceeds from the transfer of shares of Sidor to Venezuela totaled US$767.4 million in the 2010 period.  Ternium acquired Ferrasa on August 25, 2010 through a capital contribution in the amount of US$75 million.  Ternium’s net repayment of borrowings in the first nine months of 2010 was US$537.0 million, mostly related to

4 Free cash flow for the first nine months of 2010 equals net cash provided by operating activities of US$581.4 million less capital expenditures of US$220.0 million, while free cash flow for the first nine months of 2009 equals net cash provided by operating activities of US$1.089 billion less capital expenditures of US$145.8 million.

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the scheduled repayments of Ternium Mexico’s outstanding debt, while dividends paid in cash to shareholders and minority shareholders totaled US$138.5 million in the same period.  As of September 30, 2010, Ternium’s net cash position was US$0.65 billion, including Ferrasa’s net debt of US$128.6 million.

Net cash provided by operating activities in the third quarter 2010 was US$49.1 million, compared to US$283.3 million in the third quarter 2009.  While operating income in the third quarter 2010 was US$108.7 million higher than in the third quarter 2009, there was a US$258.1 million increase in working capital in the third quarter 2010 compared to a US$67.9 million reduction in working capital during the third quarter 2009.  The increase in working capital in the third quarter 2010 included an increase of US$304.8 million in inventory, reflecting higher inventory volume as a result of higher operating rates, and higher costs of finished goods, goods in process and raw materials.  The decrease in working capital in the third quarter 2009 was mainly due to a US$38.9 million inventory reduction, a US$38.5 million decrease in other receivables, mainly tax credits, and a US$25.8 million increase in accounts payable, partially offset by a US$29.9 million decrease in other liabilities, mainly labor liabilities.

Capital expenditures in the third quarter 2010 were US$69.9 million, compared to US$35.1 million in the third quarter 2009.

In the third quarter 2010, Ternium had negative free cash flow6 of US$20.8 million compared to positive free cash flow of US$248.2 million in the third quarter 2009.  In addition, proceeds from the transfer of shares of Sidor to Venezuela totaled US$204.0 million in the third quarter 2010, compared to US$266.5 million in the third quarter 2009.  Ternium’s net repayment of borrowings in the third quarter 2010 was US$251.1 million.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries.  With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  The Company has an annual production capacity of approximately nine million tons of finished steel products.  More information about Ternium is available at www.ternium.com.

5 Net cash position at September 30, 2010 equals cash and equivalents of US$2.2 billion plus other investments of US$0.3 billion less borrowings of US$1.9 billion.

6 Negative free cash flow in the third quarter 2010 equals net cash provided by operating activities of US$49.1 million less capital expenditures of US$69.9 million, while free cash flow in the third quarter 2009 equals net cash provided by operating activities of US$283.3 million less capital expenditures of US$35.1 million.

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Consolidated income statement

US$ million	3Q 2010	3Q 2009	Dif.	9M 2010	9M 2009	Dif.
Net sales	1,877.2	1,278.8	598.4	5,454.5	3,593.8	1,860.7
Cost of sales	(1,448.1)	(1,005.4)	(442.8)	(4,060.8)	(3,098.6)	(962.2)
Gross profit	429.1	273.5	155.6	1,393.7	495.2	898.5
Selling, general and administrative expenses	(170.1)	(114.6)	(55.5)	(482.6)	(393.7)	(88.9)
Other operating income (expenses), net	8.6	(0.0)	8.6	9.2	(21.1)	30.3
Operating income	267.6	158.9	108.7	920.3	80.3	839.9

Interest expense	(17.9)	(25.6)	7.7	(55.2)	(85.4)	30.2
Interest income	10.2	5.8	4.5	18.2	16.1	2.1
Interest income - Sidor financial asset	11.6	38.3	(26.7)	56.7	95.4	(38.7)
Other financial income (expenses), net	29.5	(44.9)	74.4	91.6	13.8	77.8

Equity in earnings (losses) of associated companies	0.1	0.3	(0.2)	(0.8)	0.9	(1.7)
Income before income tax expense	301.2	132.7	168.5	1,030.7	121.2	909.5
Income tax (expense) benefit	(100.3)	(28.0)	(72.3)	(354.0)	23.2	(377.2)
Discontinued operations	-	-	-	-	428.0	(428.0)
Net income for the period	200.8	104.7	96.2	676.6	572.3	104.3

Attributable to:
Equity holders of the Company	151.7	88.5	63.2	544.6	558.1	(13.5)
Non-controlling interests	49.2	16.2	33.0	132.1	14.2	117.8
	200.8	104.7	96.2	676.6	572.3	104.3

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Consolidated balance sheet

US$ million	September 30, 2010	December 31, 2009
Property, plant and equipment, net	4,214.2	4,040.4
Intangible assets, net	1,127.0	1,085.4
Investment in associated companies	5.7	6.6
Other investments, net	35.4	16.4
Deferred tax assets	8.9	-
Receivables, net	70.1	101.3
Total non-current assets	5,461.3	5,250.1
Receivables	113.4	136.3
Derivative financial instruments	0.0	1.6
Inventories, net	2,026.2	1,350.6
Trade receivables, net	715.2	437.8
Sidor financial asset	253.7	964.4
Other investments	284.9	46.8
Cash and cash equivalents	2,227.0	2,095.8
Total current assets	5,620.4	5,033.3
Non-current assets classified as held for sale	10.1	9.2
Total assets	11,091.8	10,292.7
Shareholders' equity	5,784.3	5,296.3
Non-controlling interests	1,108.0	964.9
Non-controlling interests & shareholders' equity	6,892.3	6,261.2
Provisions	15.8	18.9
Deferred income tax	844.2	857.3
Other liabilities	208.4	176.6
Trade payables	1.1	-
Derivative financial instruments	21.5	32.6
Borrowings	1,420.6	1,787.2
Total non-current liabilities	2,511.7	2,872.7
Current tax liabilities	375.1	103.2
Other liabilities	132.8	57.0
Trade payables	634.3	413.0
Derivative financial instruments	35.8	46.1
Borrowings	509.7	539.5
Total current liabilities	1,687.7	1,158.8

Total liabilities	4,199.5	4,031.4
Total liabilities, non-controlling interests & shareholders' equity	11,091.8	10,292.7

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Consolidated cash flow statement

US$ million	3Q 2010	3Q 2009	Dif.	9M 2010	9M 2009	Dif.

Net income from continuing operations	200.8	104.7	96.2	676.6	144.3	532.3
Adjustments for:
Depreciation and amortization	94.7	95.4	(0.7)	280.0	285.3	(5.3)
Equity in (earnings) losses of associated companies	(0.1)	(0.3)	0.2	0.8	(0.9)	1.7
Changes in provisions	0.1	0.2	(0.0)	4.2	2.6	1.6
Net foreign exchange results and others	(29.8)	48.4	(78.2)	(61.4)	(3.3)	(58.2)
Interest accruals less payments	(8.8)	(20.2)	11.4	(8.4)	2.6	(11.0)
Interest income - Sidor financial asset	(11.6)	(38.3)	26.7	(56.7)	(95.4)	38.7
Income tax accruals less payments	61.7	25.5	36.2	231.2	(120.5)	351.7
Impairment charge	-	-	-	-	27.0	(27.0)
Changes in working capital	(258.1)	67.9	(326.0)	(485.0)	847.4	(1,332.4)

Net cash provided by operating activities	49.1	283.3	(234.2)	581.4	1,089.2	(507.8)

Capital expenditures	(69.9)	(35.1)	(34.8)	(220.0)	(145.8)	(74.2)
Proceeds from sale of property, plant & equipment	0.4	1.6	(1.3)	1.2	2.3	(1.1)
Acquisition of business
Purchase consideration	(75.0)	-	(75.0)	(75.0)	(0.2)	(74.8)
Cash acquired	6.6	-	6.6	6.6	-	6.6
(Increase) Decrease in Other Investments	(274.9)	(69.5)	(205.4)	(255.3)	20.5	(275.8)
Proceeds from Sidor financial asset	204.0	266.5	(62.6)	767.4	666.5	100.8

Net cash (used in) provided by investing activities	(208.9)	163.6	(372.5)	224.9	543.4	(318.4)

Dividends paid in cash and other distributions to company's equity shareholders	-	-	-	(100.2)	-	(100.2)
Dividends paid in cash and other distributions to non-controlling interests	-	-	-	(38.3)	-	(38.3)
Proceeds from borrowings	7.1	43.9	(36.8)	18.5	205.9	(187.4)
Repayment of borrowings	(258.2)	(421.0)	162.8	(555.5)	(1,017.4)	461.9

Net cash used in financing activities	(251.1)	(377.1)	126.0	(675.6)	(811.5)	136.0

(Decrease) Increase in cash and cash equivalents	(410.9)	69.7	(480.7)	130.8	821.0	(690.3)

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Shipments
Thousand tons	3Q 2010	3Q 2009	2Q 2010	9M 2010	9M 2009
South & Central America	748.2	513.8	726.6	2,103.3	1,301.7
North America	909.2	872.8	972.6	2,872.5	2,342.3
Europe & other	4.9	25.3	9.0	26.5	273.6
Total flat products	1,662.3	1,411.9	1,708.2	5,002.4	3,917.5
South & Central America	72.7	26.3	64.5	193.9	81.0
North America	247.6	244.6	255.4	721.9	704.7
Europe & other	26.6	-	2.6	29.9	3.0
Total long products	347.0	271.0	322.5	945.7	788.6
Total flat and long products	2,009.3	1,682.8	2,030.7	5,948.1	4,706.2

Revenue / ton
US$/ton	3Q 2010	3Q 2009	2Q 2010	9M 2010	9M 2009
South & Central America	1,037	863	1,000	993	899
North America	925	747	956	907	749
Europe & other	539	616	628	579	565
Total flat products	974	787	973	941	786
South & Central America	639	478	638	597	461
North America	620	548	675	651	550
Europe & other	635	-	551	626	667
Total long products	625	541	666	639	541
Total flat and long products	914	747	924	893	745

Net Sales
US$ million	3Q 2010	3Q 2009	2Q 2010	9M 2010	9M 2009
South & Central America	775.9	443.3	726.7	2,087.9	1,170.2
North America	841.0	652.1	929.4	2,605.1	1,755.5
Europe & other	2.7	15.6	5.7	15.4	154.5
Total flat products	1,619.5	1,111.0	1,661.7	4,708.3	3,080.2
South & Central America	46.5	12.6	41.1	115.8	37.4
North America	153.6	134.0	172.3	470.0	387.4
Europe & other	16.9	-	1.4	18.7	2.0
Total long products	217.0	146.6	214.9	604.5	426.8
Total flat and long products	1,836.5	1,257.6	1,876.6	5,312.8	3,507.0
Other products (1)	40.7	21.2	50.0	141.6	86.8
Total net sales	1,877.2	1,278.8	1,926.6	5,454.5	3,593.8
(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

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